# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASHLAND INC., CIK 0001674862
CUSIP: 044186104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8145 BLAZER DRIVE, WILMINGTON, Delaware (DE), 19808
Date of event which requires filing of this statement: 01/29/2025
Amends the filing with accession number 0000902664-19-002744
Filed by CIK 0001107310
Persons authorized to receive notices and communications: Ricky C. Sandler, Eminence Capital, LP, 399 Park Avenue, 25th Floor, New York, New York (NY), 10022, 212-418-2100; Eleazer Klein, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Eminence Capital, LP (CIK 0001107310): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ricky C. Sandler (CIK 0001362459): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ASHLAND INC.
Address of issuer's principal executive offices: 8145 BLAZER DRIVE, WILMINGTON, Delaware (DE), 19808
Comment: This Amendment No. 5 to the Schedule 13D (this "Amendment No. 5") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashland Inc., a Delaware corporation (the "Issuer") and amends the Schedule 13D filed on June 13, 2019 (as amended, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D. This Amendment No. 5 is being filed to amend and restate Item 5 in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information regarding transactions in the shares of Common Stock that have been effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule A which is attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 29, 2025.

## Signatures
- Eminence Capital, LP: /s/ Ricky C. Sandler, Ricky C. Sandler, Chief Executive Officer (01/31/2025)
- Ricky C. Sandler: /s/ Ricky C. Sandler, Ricky C. Sandler (01/31/2025)